

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Xiaobo An
Chairman and Chief Executive Officer
Xiaobai Maimai Inc.
Room 515, Floor 5
Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

       Re: Xiaobai Maimai Inc.
           Registration Statement on Form F-3
           Filed January 26, 2021
           File No. 333-252434

Dear Mr. An:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance